Schedule 13G for PRIORITY HEALTHCARE CL B

THIS PAPER DOCUMENT IS BEING SUBMITTED PURSUANT TO
RULE 13d-1(b) of the Securities Exchange Act of 1934

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Priority Healthcare
(Name of Issuer)

Common Stock (Class B)
(Title of Class of Securities)

74264T102
(CUSIP Number)

December 31, 2000
(Date of Event Which Requires Filing of This Statement)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following page(s))

Page 1 of 4 Pages

Page 2 of 4 Pages

CUSIP NO. 74264T102

(1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
      Persons:

      Marsico Capital Management, LLC 84-1434992

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)[ ]
      (b)[ ]

(3)   SEC Use Only

(4)   Citizenship or Place of Organization:

      Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:

(5)   Sole Voting Power                     3,436,080
(6)   Shared Voting Power                     296,974
(7)   Sole Dispositive Power                3,733,054
(8)  Shared Dispositive Power                       0

(9)   Aggregate Amount Beneficially Owned by Each Reporting Person

      3,733,054

(10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)

      [ ]

(11)  Percent of Class Represented by Amount in Row 9

      8.22326% (based on 45,396,242 shares outstanding on 12/31/00)

(12)  Type of Reporting Person (See Instructions)

      IA

Page 3 of 4 Pages

Item 1(a) Name of Issuer:

Priority Healthcare

Item 1(b) Address of Issuer's Principal Executive Offices:

285 West Central Parkway
Suite 1719
Altamonte Springs, FL 32714

Item 2(a) Name of Person Filing:

Marsico Capital Management, LLC

Item 2(b) Address of Principal Business Office:

1200 17th Street
Suite 1300
Denver, CO  80202

Item 2(c) Citizenship:

Delaware

Item 2(d) Title of Class of Securities:

Common Stock (Class B)

Item 2(e) CUSIP Number:

74264T102

Item 3 If this statement is filed pursuant to Rules 13d-1 (b), or 13d-2(b), check whether the person filing is a:

(e)   [X]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

Item 4  Ownership.

(a)   Amount Beneficially Owned:    3,733,054
(b)   (b) Percent of Class:          8.22326%

Number of shares as to which such person has:

(i) sole power to vote or to direct the vote                           3,436,080
(ii) shared power to vote or to direct the vote                          296,974
(iii)sole power to dispose or to direct the disposition of             3,733,054
(iv) shared power to dispose or to direct the disposition of                   0

Page 4 of 4 Pages

Item 5 Ownership of Five Percent or Less of a Class.

Item 6 Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8 Identification and Classification of Members of the Group.

Not applicable

Item 9 Notice of Dissolution of Group.

Not applicable

Item 10 Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MARSICO CAPITAL MANAGEMENT, LLC

February 12, 2001
Date

Signature

William J. Nelson, Compliance Officer
(303) 454-5659